March 28, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the AllianzIM U.S. Equity 6 Month Floor5 Apr/Oct ETF, a series of AIM ETF PRODUCTS TRUST, under the Exchange Act of 1934.

Sincerely,

